                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026


This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following document is a transcript of a conference call that took place on September 20, 2001. On September 21, 2001, Compaq Computer Corporation posted an audio broadcast of such transcript on its internal intranet:

FORWARD LOOKING STATEMENT
This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 18, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

* * * * *
0920 Compaq Conference Call Analyst Relations
Thursday, September 20, 2001

Dennis, AJ - September 20, 2001 - 12:00 Noon PM CT Analyst Relations

Conference Call:
September 20, 2001 12:00 Noon - 1:30 PM Central Time
Reference # 19717734 146 Total Lines
Participants # 877-871-4051 90 Toll free
International # 416-641-6671 50 Toll
Chairperson # 416-641-6678 6 Toll Free

Chairperson: AJ Dennis 281-518-4385 Badge #
7747126
Title: Director Corporate Analyst Relations

Co-Chairs: Michael Capellas, Jeff Clarke, Peter Blackmore, Shane
Robison, Mike Winkler

         OPERATOR: Ladies and gentlemen, thank you for standing by. Welcome to the Compaq analyst update conference call with Mr. Michael Capellas, Chairman and Chief Executive Officer, Compaq Computer Corporation. Please note that this is a closed call for the industry analyst community.

         Joining Mr. Capellas for the Q&A session of today's call is Peter Blackmore, Executive Vice President of Sales and Services, Jeff Clarke, Senior Vice President, Finance and Administration and Chief Financial Officer, Shane Robison, Senior Vice President, Technology and Chief Technology Officer, Mike Winkler, Executive Vice President, Global Business Unit.

         As a reminder, today is Thursday, September 20, 2001. This call is being recorded.

         Mr. Capellas, please go ahead, sir.

         MICHAEL CAPELLAS: Well, thank you very much and a hearty good day to you, wherever we find you. One almost has to strain themselves to say good day, given this unbelievable sequence of events that have happened both across the world and relevant to the future outlay of economic developments.

         And so I do want to thank you for your time. I know this represents a placement for a two-day session that we were all quite looking forward to, but we certainly understand the nature of the times.

         I'm going to open the session with a review somewhat of looking towards the future, and in these kinds of times I think maybe we look to the future because we know it will come and this too shall pass, but at the moment, boy, it's hard to convince ourselves that the times will, in fact, return to economic normalcy, diplomatic normalcy, and then hopefully peace on earth.

         The first slide that you're going to see up is one that I have continually used as sort of our vision of where we believe the world is going in sort of the post Internet boom era. We continue to believe that that is the compelling strategy architecturally of how the world will change. And at its foundation, the essence of why we believe architecturally the world will go through the movements is because constructively that data itself is changing.

         You know, we remember that we've always grown up building applications and those applications said that I've got nicely organized data in rows and columns that has nice tight relations to it, and I could move it very fast. We have been building transaction systems for years and years and we've gone through several different generations of that.

         But constructively what today's applications need to support is an infrastructure that says a couple of different things: One, that data is far more dense and is far more complex. That moves into the world of streaming audio, streaming video, but also if you look at the average size of an HTML page and its explosion, we are now up to 60, 70, 80 percent. So the Internet is about the delivery of content. It's about rich graphics and images. It's about voice and data. It's about pervasive computing, delivering that data to different forms of user interfaces, and probably as importantly it's about data streams that are now highly unstructured, and it's about being able to mind data with different kinds of relationships. Oh, and finally it's about explosive amounts of data.

         So with that backdrop, and I think that that's more than just sort of empty words on a page, you just put that into your daily life and how you, in fact, constructively use the Internet. And all we've got to do now is work on content management, and content management might be just a little better news coming across it. But we now start to look at what that means architecturally.

         If you look sort of against that first slide, you'll see our belief that at the heart the world of enterprise data storage, large mega terabyte, mega ten terabyte, mega hundred terabyte of extremely large data storage being created for the kinds of richness of the data. We're seeing very, very practical applications of that, everything from what we've traditionally seen of these kinds of applications, which have been the large stock exchanges and financial transactions, but now starting to move where that data store is also relevant to huge volumes of customer data.

         I still continue to believe in the world of supercomputing and advance data mining and simulations. This is the world of actually the rebirth of the super computer, which says that we are able to, one, start to form and attack new forms of computational problems, the world of life sciences, the world of testing, the world of simulating huge amounts of data, and, oh, by the way, the world of simulating the next generation of objects in a database, which are images.

         We know things like the work that we've done with Celera to crack the human genome, the work around proteonics that's being done, the work around the next generation of being able to link the huge amounts of data of medical records relevant to disease control, and so supercomputing, parallelism, both in the scientific world, but increasingly moving into data streams and into the commercial world.

         On the commercial applications, Unix is here to stay for a long time. We do see continued large frame databases. We continue to see room for the back office, the commercial application sets, the front-end delivery changing a great deal, but a continued movement into commercial applications. In the middle you see the open SAN. We know that storage will continue to be explosive in its growth, but that storage will have both a storage farm perspective, which is why we saw the server farms, but also a distributed point of view. We absolutely know that we will start to see the world of a logical view of data, whereas the application breaks and is split across multiple nodes. We will also see the data distributed, and the world of being able to have a nice simple world where one server with one array changes to where we have a logical view of data across multiple nodes being served to an application of multiple nodes, and this is, in fact, the generation of architecture to come, which is not only the return to supercomputing, the creation of large data stores, but a mass movement to a next generation of distributed computing world of both data and images.

         In that world, we know that application integration is the Holy Grail of all of us for years, and as we've thought about our lifecycles in computing, we always said, "Gee, if I could ever get the application to operate on multiple nodes, then my goodness, couldn't I have an application integration tool that tied all these disparate systems together?" We have gone from trying to stitch that together with data models to trying to stitch that together with an intergalactic ERP system to now the application integration tools, but the emergence of the Web and the explosion that so many large customers saw with these very fragmented front-end systems that created capture of eyeballs but were unable to actually tie the profits together, of using the Web into the integration of the back office creates a huge environment where application integration and a common set of management tools, and, oh, by the way, as we start to think about distributed computation, the ability to manage the complex takes on new meaning. Agent technology will rise so that we can search and send out agents to monitor the remote areas of the node, and, in fact, we start to think about the integration of that framework not only managing the application side, but the interrelationship of the logical versus the physical data.

         And finally, this great new business that I'm going to have the privilege of being associated with is imaging and printing, and that's just not about printing, although the amazing phenomenon of driving print volume to the Internet, but it's also about the next generation of images as we start to have rich imaging, you know, everything from the extension to video to the brave new world of showing your kids every five minutes to your grandparents over an image on the Web to the ability of really being able to define and rotate a product to multiple dimensional capabilities as we start to use real graphics for the display.

         The part, which I find perhaps maybe the most fascinating in this framework is, in fact, as this world comes together -- I don't care how big the pipes get -- we will have to go to a distributed content delivery vehicle. That means it is a new form of Web Services. The application architecture of end tier of the future is, in fact, to take and have the Web Services removed from the application layer, bringing the application developer to focus on what they focus best on, which is logic, and, oh, by the way, folks, we've been here before. We are one more time removing the burden of the Web Services delivery from the application delivery, allowing the application logic to be distributed over multiple nodes served to on a logical framework of data and, oh, by the way, in that content delivery mode we are starting to use large search engines, but delivering a variety of things, whether it's voice, music, video or just the richness of images. And so that content delivery mode becomes distributed and it becomes a front end of a layer of Web Services.

         One of the reasons why I continue to believe that the .NET initiative for Microsoft is a compelling vision of the future is because it assumes the delivery of that Web Services layer, whether it's the profile authentication, removing one more level of security, or most importantly the personalization of the Web that makes the Web truly a tool that says it knows where I am and who I am and what I want to see, and we allow the application delivery and the personalization to be separated, because, in fact, it is a new form of user interface.

         In the access world, I don't think there's any question that the next generation of the traditional desktop box will become a commoditized market. The market will become one of the next generation of access devices, tied very much to the content delivery world. Mobile will continue to grow. We will develop a new class of applications built on mobility, which says not only am I delivering a new form of content, but I happen to know who you are and where you are, and they become the ultimate convergence device between the next generation home systems, which truly is the integration point of the Internet with home entertainment, and people's personal love affair with personal computing, home networking and the device of the future will be the home LAN tied to a music distribution system tied to content delivery and, oh, by the way, with the richness of subwoofers, stereo speakers, all connected wirelessly, and of the home of the future, one of the great things about my job is I get to be production unit one of everything, beta unit number two, because they better figure out somebody can support it before they give it to me, and when I really push the envelope, alpha user as well, and I have to tell you that wireless LAN with multiple music, all owned and with protection rights to the intellectual property on all the CDs as well -- don't want that story written -- but truly the innovations of what can be done in the wireless world of the electronic home are much closer than we think.

         In terms of the commercial applications of access, we'll continue to see wireless be the driver. We'll continue to see mobility be the key. The days of the future of saying, "I have a device, it moves with me, I don't rewire the office, but, in fact, I have a wireless device," and manageability, simplicity, but support for the next generation of wired networking also become, and as we have found out in this near-term tragedy that we've had is the extension of these kinds of devices that tie the world together, not only with simple e-mail, but with real time videoconferencing to allow us to connect the world will happen faster than we think, and all you folks out there with the broadband, even though it's slow, we can definitely enable the next generation capability as broadband starts to roll out.

         The architecture of the vision that we see here is not inconsistent with the vision that we have been presenting, and is certainly not inconsistent with the merger activity we've just had, and, in fact, as we look to roll out this, the combination of the two companies that we're now on the verge of putting together actually support this image and help us to make it reality much sooner, and as we close the meeting, I'll talk about how in pragmatic product terms this allows this to happen.

         The ability, of course, to do this senses the customer is also changing. What the customer wants as they see these components is not only the ability to do this in this brave new world, but to reduce the complexity of delivery. Unfortunately, the complexity of the systems we are providing is not getting easier. The wide area network does create a world, which is by definition heterogeneous. It is by definition a plug and play over the wide area network, especially devices doing what they do best in the frame, and so the customer continues to say, "I want to buy the end solution. I want it bundled with services. I want the architecture that goes with it. I want the supportability," and, in fact, the solution set then becomes, "I want to buy it as a variable cost or as a utility." And as we think to the future, we'll start to see IT delivery as a framework of buying by the drink as a solution set, paid for with capacity on demand, and in addition to the framing of this changing, and I'd also as much as I can say changing, as much as I can say evolving, and finally a go-to-market model changing to one where truly managed services and solution delivery as a utility come.

         As we think about sort of the foundation in the growth of really where the industry is growing, we also have to think about the market reality. When I wrote these slides a while back, I said, "Well, we're certainly going to suffer in a market of overcapacity." I hope I haven't overly extenuated by case, given the current direction of the market. But, in fact, we are following with three years type of growth. The hyper growth has come as people probably artificially expanded out, and I don't probably need to go into rhyme and verse about the post-Internet bubble. Enough has been written about that, in addition to just the capacity we've put in the market, often funded by venture capital.

         But we will see the increased use of commoditization across the entire frame, or said another way, we will start to build our solutions more and more with standard building blocks and I believe those standard building blocks, whether at the microprocessor level, at the toolset level or at the database and application level will continue to be the components of being able to put these standard toolsets and these standard building blocks together.

         No question from a market point of view, we also look at pricing, and that pricing has the potential, as we have seen, over the period to reduce investment in innovation. And so one of the concerns is as we look, we will go through a period where we'll see a lower level of investment and innovation, and so the ability to rapidly take the existing intellectual property to market becomes a real differentiator, and demand will absolutely shift. It will shift into the spaces of less and less of the building out of the core infrastructure and more and more to the delivery of integrated solutions that, in fact, often do investment protection for the existing install base.

         One of the things I do believe about the industry, and when I wrote these slides, again, one is always tempted, because we are living in interesting times, what seems like our world is changing on a daily basis, but I do believe that consolidation within the industry is a natural evolution, and I believe we have to look at that as an industry at large, whether that's telecommunications, telecommunication equipment manufacturers. Certainly in areas of professional services we've already seen some trends there. We've certainly seen trends in some of particularly the more niche software providers from an application point of view, and I do think this is the time where critical mass and the ability to be able to integrate the pieces become more fundamental and a competitive differentiation, so I think that these changes will continue to look so ready and challenge business models one more time.

         There's no question they'll go through a period of low-end commoditization, and so there you have to curry customer value through truly being able to innovate, and that innovation may, in fact, be creating intellectual property or may, in fact, be bringing together intellectual property in a way that is packaged more effectively.

         Integrated solutions become the primary driver of how you take things to market and services and support become even more critical for a couple of pragmatic reasons. One is the complexity of the frames. The second one, of course, is the fact that we will continue to go through a shortage of truly skilled IT people, and, quite frankly, we will go through a period of reduction in IT budgets and of the days from the Internet when every CEO told the CIO, "Get your Web infrastructure in place; I don't care what it costs," to one of going back and reviewing budgets with headcounts and capital constraints, which will simply be the sign of the economic times that we'll face for the foreseeable future here.

         I also see that you've got to look at the customer, always -- always, always, always. And I think the value then starts to become created beyond the core technology components. You will have best in class providers. Probably the best example we can think of is the work of Intel in terms of the Itanium product family as an example of a strong core component, which becomes a building block. Beyond that, we'll look to extend that with services, which become a key differentiator, and that is very clearly being played out in the market; the extension of software not only from the application point of view, but in the capability of management tools that can go cross platform and the Holy Grail of integration at the application layer.

         And finally the customer will say at the end of the day what's my return on investment in IT, we are back to the basics, and that will come from a solution that is identified where the clear return on investment and a strong business decision, and that solution often finding its way in its economics by being able to provide a tie-in not only to new capabilities but the linkage to the investment protection in existing frame.

         We continue to talk about reduced complexity, but that reduced complexity is going to come from the building block player, and it will come from the ability to tie the solutions together, but as we know, the complexity of the different number of moving parts has got to change as we build these Web infrastructures out, there are frankly just too many moving parts.

         So then again the value is in putting the pieces together and to start to have a delivery mechanism that says I'm going to manage basic IT as a utility. Outsourcing will continue to be the fastest growing segment of the market, and strategically managed services with the ability to bring an application up quickly and into the frame, integrated with the back office, but necessarily almost virtual in where it runs. One thing we know for sure is God knows there's enough data center space out there, so how industries and markets changed just 18 months ago was, in fact, one of the scarcest of commodities or scarcest of resources, and today it's in a capacity probably as commoditized as it gets and we'll see that capacity piece be with us for a while. Now the question is how do we take that delivery and make it useful for the customer.

         And I do think that IT will move as being looked at as a variable rather than a fixed cost as people try to say, "I need the capabilities, but not necessarily as an investment on my balance sheet," and the idea of doing lifecycle management becomes as important sometimes as the original development was.

         I think if we look at Compaq today, I think a number of these trends have been things we've been working on for a while, and I think we've absolutely established leadership position in another one. Particularly if we look at distributed computing both in Web and application servers and that really being the distributed rollout of the Web, we're able to really fit in what we call the edge of the Web, rapid deployment that's both in a Windows world and a Linux world, and I do believe both Windows and Linux, while they will play places, will continue to be the leaders in Web Services, really will be the control points around the edge of the Web.

         I think SANs and enterprise storage, you've seen us certainly make a significant growth in terms of market share and a very clear position of SAN and we feel very good about the extension of that into the next generation of manageability and software manageability toolsets.

         We've really started to really believe we have a true jewel in our fault tolerant and high-performance computing areas. As you probably know, we have been in a real leadership position relevant to our capabilities in clustering and parallelism on the high end, and obviously with our movement in fault tolerant with our Himalaya product set to take the NonStop Kernel not only to stock exchanges but into the next generation of things like retail, where we've had major account wins that not only represent new accounts, but representing a shifting of a new market, which is the ability to take fault tolerant, never go down computing into a world where you're just literally processing millions of customer transactions.

         We'll continue to grow out on the IT services business, particularly with the strength in support services, but also aspirationally and starting to move with some success into the world of consulting and outsourcing with huge growth rates, and you'll continue to hear us talk about these are the growing segments of the market and very clearly we have today some 40,000 people, but most importantly very strong customer connections as well as a global infrastructure, and as we all know, creating a global infrastructure of services takes a long time, as lot of patience and a lot of strong management capabilities, and so we think we have a very strong baseline.

         And finally not only totally PCs, but in the definition of the next Internet access devices, I think you've seen what we've done with handhelds and wireless and also with industrial design and new form factors, and we also have some very, very interesting new consumer products.

         For a little levity here, I have the other day installed my very own -- in my spare time -- our new personal jukebox and bringing the world of Internet computing and music distribution to the home, and I think this is the sort of innovation, and the foundation of our company continues to be, and why I continue to be excited about the merger is that what we really believe we have created is leadership position in innovation at a time when you look forward to who will truly innovate in this marketplace, and I believe we've brought together the two best engineering companies in the entire industry.

         What we found missing from our frame was the leadership from the data center position. While we've had great performance and will continue to take advantage and take to market our high-end parallel clustering and RAS capabilities, we've actually not created a position where we really had a strong presence from a Unix point of view in the data center. This was clearly something that we needed to add to make our vision a reality.

         We needed a set of open application integration tools, and as I've spoken to many of you in the past, it was very clear, and when you looked at our frame, while we had the pieces, the glue to pull it together, particularly in the existing world of system management but also in the next generation of how you actually put agent technology to manage that in the next generation of distributed computing, and so using Open View as the frame, being able to add best in class components to it, and by the way, if we think the challenges today, we will need to be able in the future to make this infrastructure successful to be able to do things like cross-platform load balancing, and if we truly get to the world of the Open SAN to be able to have a purely logical view of not only the data but where on the node the applications reside, and so the next generation we needed to drive forward to an open application toolset.

         We need to continue to build critical mass in services, and so if you look at the different components, what we truly believe that we have created is critical mass in each of the key markets, a strong capability to do integration, and an even stronger capability to globally deliver integrated solutions and services.

         Obviously, from a closing of the gap from both sides, we continue to see a drive to, as we look at the Unix market very clearly with HP UX with some 25 percent market share, but more important an even larger share in the data centers, continues to narrow the gap in data center with Sun, but also allows us to be in a position of being the absolute leader in the marketplace on interoperability of the Windows to the Unix world, and on a broader frame the computation of distributed computing on the edge of the net with the large database and traditional application serving in the back office, and the next generation of system management across those platforms.

         I'd like to take a minute and to now talk just a little bit about in specific terms the strategic rationale. Some of this has been evident in my conversations and my comments so far, but from the Compaq point of view, this definitely bolsters our service position, particularly in the data center, and creates a linkage now between fault tolerant computing, high-end parallelism and clustering, a stable, strong Unix play of the data center, the continuing drive at the edge with both Windows and Linux, and the ability to create what the customer is actually asking, which is a frame across which the best in class product sits in the data center.

         It adds both a software component, particularly in open application and integration tools. It reduces the percentage of personal computing or access of our overall revenue mix. As you know, while we had some very powerful assets, particularly on the high end, we had to be honest with ourselves and say PCs still represented 50 percent of our mix, and we had to extend our capability to scale services, drive our brand more into the enterprise, and just as importantly increase our sales coverage. In many cases, we certainly had great belief in our sales force, but we had many high end accounts where we simply didn't have enough coverage, but we believe this will help to continue to expand the capabilities we have from a go-to-market point of view.

         In terms of HP, it certainly bolsters the server position, particularly with the strong presence in Industry Standard Servers and it certainly gives us a more complete view to be a singular strategic partner to many of our large customers. It certainly improves the scale and the improved business model access, and while not on your charts here, I think it certainly creates the clear leader in innovation in the access business, and an interesting question to ask yourself as you look forward, the access business will continue to be transformed, this will be a good business, it will change in its evolution to the base box to different devices of digital imaging, of sound and music and audio, and we really do believe we are in a position now to lead that innovation.

         It certainly adds scale in services. The combined entity now has some 65,000 services people. And certainly we know that we have some work to do to really, really expand our consulting. We have some work to do to be able to truly take to market the capabilities we have in outsourcing, although there is some pretty strong momentum going on both sides.

         It obviously enhances the world of expertise in imaging and printing in terms of being able to take that imaging and printing and build it into true, true imaging distribution and content management, and, of course, why this is particularly right, we certainly believe that it deepens the management team, at least I would hope to believe that.

         A lot has been written about this merger in terms of a consolidation of the PC business. Well, honestly the strategic intent is quite the opposite. We really do believe that this creates a true competitive model within the enterprise. And we talk about the world of creating a new cost and value model for the enterprise, and I think there are some examples of it.

         As you look across it, we will now have a complete lineup of servers built on a consistent and powerful microprocessor baseline. Obviously, we know that there is some development yet to be done, but you are taking the two leaders of Itanium, putting them into where we can now extend that across all product lines, and as we think strategically to the future, while many companies will try to compete with us in terms of price and performance in the microprocessor level, we certainly believe that any company that's going to try to do systems engineering, software and microprocessors will have difficulty competing with one who's using the best in class for basics, in addition to being a very, very strong go-to-market partner with Intel.

         We also continue to believe and will continue to expand our solutions set not only in what we'll be able to offer with system engineering integration and services, but really the strength of going to market with partners such as Microsoft in co-development and then really driving the Microsoft strength, as well as partners like Oracle. And when you think about it, what we've created is an enterprise class company, which has got strong differentiations, but also is capable of having a lower cost model by taking to market, not trying to develop everything themselves, but truly using the best in the industry, whether that's middleware, databases, microprocessors or core technologies.

         As I like to say, this truly becomes the go-to-market leader and the driver not only of innovation but the user of open industry standards.

         We'll continue to support a very, very rich portfolio in terms of IP and with a great set of products and we'll continue to accelerate in the next generation of access devices, and so what you see is an extension of the high end enterprise portfolio, a critical mass of being number one or two in each market that we serve, and a cost framework, which allows us to go to market, competing where we compete, but using the best of what the industry has to offer. And I think if you stack that up against other enterprise companies that it gives us a compelling strategic advantage.

         And, of course, what's in the back of your mind is, "Yes, I got that, but the execution is tough." You're darn right it's tough, but it's actually well worth it when you get there.

         I'd like to just talk about the technology bits. I think there are some technologies, which will continue to drive the industry and when we think about wireless and mobile computing, there is no question this changes both the access side but also the infrastructure, again the application that knows where you are in addition to who you are. We do believe that across the world that there will not be a single standard that evolves, and we know that we'll continue to see a lot of the development relevant to the European market as one set of standards, which then will continue to be the driving force on volume. We know there will be a second set of standards for CDMA that will be out with broadband, and we also know that, of course, Japan will have a third set of standards, and we accept those standards, but believe that the applications and delivery and the devices for both wireless and mobile computing will be drivers, and will actually put a tremendous new level of stress in terms of the infrastructure, as we go to distributed content management in a wireless world.

         Moving to the second one is I do firmly believe that we will have to distribute content management and put the Web Services layer closer to the user. I don't care how much bandwidth. We are back in the old world where every bit of bandwidth they put out there, we'll continue to use it. And so caching at the edge of the Web becomes a driver.

         I think digital imaging, the richness of the graphics spread over the Web follows the rollout of the capabilities in content management, and, in fact, today we have more demand for digital imaging to be distributed than we have capacity to delivery.

         I think the world will clearly be one of a heterogeneous world and application integration really becomes increasingly more critical, and that application has to then be extended out. The service and manageability of the storage area, both storage area and network storage become important, not only because of the volume of the data and the distribution of rich content, but simply because that's the way we'll manage the interrelation of the data with the application layer.

         And finally as things become larger, volumes become larger and we hit into the new frontier of this computing, the world for clustering and parallel computation will not only support the scientific world, the advance engineering world, but will become a requirement of the data management world.

         And behind all this, I think you'll see it supported by a new form of delivery, which is the concept of selling IT as a utility, and as you probably know, both companies had been in the process of leading the market in that space.

         I think together Compaq and HP truly can drive in this brave new world of computation a higher customer value, and, in fact, a superior customer value. We both have deep understanding of the customer's complexity. Both of us understand the enterprise customer, as well as the small and medium customer, and certainly our sales coverage will improve.

         I think we are unparalleled in engineering excellence and innovation, and particularly at the systems engineering level. I think you'll see us continue to have great products, but also be able to take those products to critical mass across all the key growth areas of the market. That's outsourcing and services and for distributed storage and storage management, Industry Standard Servers from the edge of the Web for content delivery, and I could probably go on, but I certainly want to not exclude the next generation of access devices and wireless connectivity.

         We'll continue to drive to be the leader in open systems architecture by using the best of what the industry has to offer, tight relationships with our partnerships, continue to enhance our global service delivery with both scale, but also coverage, and finally to provide the broadest customer coverage and support, and while people sort of say, "Well, yes, you have so much of your services in customer service," over the upcoming period servicing the customer will never be more important, and by the way today it is a great way to build a bond, and I might add here is I could not be prouder of the Compaq teams, and I will reserve comment on the HP teams on this one, as I look at the kinds of heroic effort that our services personnel had. And I could tell you some fascinating stories about this latest disaster, but one very large account had its entire data center wiped out. The backup center was a quarter mile away and went down. The services teams had the capability and the capacity to go out, pull together a services spread and be able to actually service the customer and get them back up and running. And as you probably know, our infrastructure runs most of the heart of the financial center, and if ever the value of customer services needed to be played out, it was played out over the past couple of weeks.

         Now, if we had had completely the world of outsourced data recovery, data management, which is the next generation, we probably could have done it a little less painfully, but at the end of the day, customer service still becomes not only the ability to architect, or as we say to get you running, but also the ability to keep you running.

         I'll close with coming back to our vision. So as we think about that and as you think about this frame of our ability to have the NonStop Kernel and the enterprise data store, our ability to continue to use the Tru64 capabilities with Open VMS around RAS, as well as that clustering capability to do high-performance, our work in Open SANs and the movement into virtualization, the integration of not only Open View of this frame but continually adding new components that allow us to add to that frame to do specific functions of system manageability, to all of you in the business know that the way system management is done today is with a frame and many, many customers actually writing code to be able to extend that beyond the console level, you'll see us be very aggressive in extending that framework out with some fascinating IP to apply to it in the next generation of application of agent technology; obviously a position in imaging and printing, not only with a very strong install base, but also one that goes to the next generation of imaging; more presence in the data center, the continuation of the extension around driving the .NET initiatives and the content delivery and Web Services layer, and finally better economics, but also innovation in the next generation of access.

         With that, I'd once again like to thank you. I realize I have rambled on here for virtually half of the time. I would certainly have preferred to be able to do this face to face, and would certainly loved to have been able to support it with absolutely fascinating real time demos that we had prepared. To those teams that prepared those demos, hang tough, guys. We'll use them again. And with that, I have some members of our management team that would be happy to take your questions for a while. Thank you very much.

         AJ DENNIS:  Operator, would you open the Q&A queue?

         (Operator direction.)

         CRAWFORD DELPETE (IDC):  Thank you.  Thanks, Michael, for the comments.

         Michael, if I could ask the question, if you look out over the next 12 months, could you prioritize for me -- I mean, I heard three really -- I heard a lot of important messages, but three that jumped out were that systems management, application tuning and application integration are going to be key to your success. Could you kind of prioritize those three for me?

         As well as you look out over the longer horizon, what percent of your revenue do you think access should be to sort of hit the kind of milestones you're looking for? Thanks.

         MICHAEL CAPELLAS: Let me take the second one first is I think the optimum mix -- and by the way, what's interesting if you heard me a year ago is one-third, one-third, one-third, and that one-third is access, one-third is enterprise class platforms, service and storage, and one-third services and software. So I think the optimum balance is one-third, one-third, one-third.

         You have not heard me put printing and imaging in there, and so when you make sure that I'm not taking printing and imaging, which is a wonderful business, out of the loop, that is of the basic computation part, it's one-third, one-third, one-third, and so if you look at the new company framework, you're probably going to get really four equal parts of 25 percent a piece, but on the computation side one-third, one-third, one-third.

         I will give you my vision of what's going to happen from the application integration point of view. You are absolutely correct in your question that the prioritization first has got to be to have a cross-platform integration tool that allows you to be able to manage and have access to the performance measures across the Web.

         What we're going to find as we start to have scale hit some of these really distributed components -- I mean, as you know, in the way people threw these Web infrastructures up, they really threw them up with some pretty kludgy front ends. So now the question is how are you going to do performance measures across it, and what you actually have to do is you actually have to -- remember the world of load balancing when we did it in the back office? Well, what you actually have to do is load balancing and performance monitoring across the edge of the Web. And that means that you have to be able to go across all your platforms, and so you're going to have to find the bottleneck in a hurry.

         The other thing that you're going to have to be able to do in that performance measurement is the first thing you want to do is get everything in the complex, to the degree that you have visibility on it, on the same console management set, so that you can actually see what the relative performance measure is across the Web, and that's because we're continuing every day to put more and more components in this thing and distributing more and more the components.

         And so it could be that you decide, "Hey, it's okay to have the front end Web server go down, because I'll just flip it over to another one, and I've got a dozen of them and it doesn't really matter." It might be quite a different issue if you're getting a bottleneck in terms of how your storage arrays work.

         So the most important thing is to be able to have a system management toolset that allows you to have access and visibility cross platform to all the different components on the Web.

         From that, you don't necessarily have to build every one of the components yourself. If you have the framework, you can start then to plug in different capabilities into that frame. Now, some of them like load balancing, some of them like diagnostics and some of them like just the ability to do the actual performance measures in monitoring are okay.

         If you think about a little while ago remember when SAP was first launched, you could get into the SAP engines if you understood the guts of the management layer and be able to see what was happening to an individual process within an SAP application set to understand if it was a database contention, whether it was an application service contention or simply if you had an overload at the client side. And that was hugely important to be able to actually make this stuff run.

         Well, the difficulty now in as you're starting to go to an end-tier construction is you've got to be able to do that, but these are different components that aren't connected. I mean, it was easier in an SAP world, because you had all the components running on the same applications.

         So it's that framework that I'm particularly jazzed about.

         Open View provides a great potential framework for doing that. We very clearly have some components that we need to look at to add, but that framework in taking into task smart the world of manageability in a distributed computing world, and so as we start to marry some of these capabilities is you've got to be able to see the whole complex.

         Now, let's go out beyond 12 months. Beyond 12 months you have the data distributed on a SAN, you have the Web Services layer broken out, and you've got the application residing on multiple nodes. You absolutely have to be there in a heterogeneous world across these different components, and you have to be able to manage them.

         A long-winded answer, I'm sorry, but did I get to your question?

         CRAWFORD DELPETE:  Yes, you did.  Thank you.

         (Operator direction.)

         HARRY FENNICK (Segaza Group ?): Michael, thank you for your presentation. I agree, frankly, with most of your assessments of the market and technology.

         I did have a slightly different question on the proposed merger with HP. I'd kind of like your comments, your kind of view of clashing cultures and do you think that might exist in this new organization, and what your views are on how you deal with that in general.

         MICHAEL CAPELLAS: Well, that's a great question, and the ripping of paper you heard in the background is I'm doodling.

         There are some areas of underlying value, which the two organizations have that are so consistent it's almost frightening. I really truly believe that both cultures have a huge, huge "think customer first," a true care of customers. And I'd say having watched the two organizations react to the crisis, if I ever didn't believe it before, I believe it now. And so, you know, there's a great commitment to the customer.

         There is a great commitment to engineering. I mean, both companies believe the product innovation, believe the practical innovation can separate them, and both of them have had a traditionally strong relationship that they believe that they don't have to do it all themselves; they can go to market with partners.

         I also believe that there is -- and it has also been proven in the last few weeks, almost to the tear-jerking level, that there is an unbelievable concern from the individual employees. I mean, these are companies that truly, truly care about their people.

         Now, that's the good news. Those are the core values, they're similar and that's an awfully good place to start.

         I will not say that there aren't some differences. I tease the organizations a little bit is Compaq has grown up in the -- now, it's not quite as bad as I'll exaggerate, and I'll probably read this in the press somewhere tomorrow, but an almost blatant disrespect for process, and with an activity of buy us toward speed and move quick, and I think a truly strong preoccupation for operational excellence.

         I think that HP has brought a much stronger process orientation, I think that at times that I would almost say that the core of engineering delivery of the true intellectual property and more focus on process versus a more ability to do less intellectual property generation but more innovation to put it to a product set and to actually be quicker and faster to market, and so I think that is where the interesting overlap comes.

         The question that what are we doing to bridge those is I think a couple of things are happening, and an interesting thing of having to live, of now being in this interesting world of not only doing one of the world's largest integrations but actually doing it in the public eye, where, you know, each step is open -- which is not necessarily a bad thing; it's just a thing -- but what we are really, really doing is we truly are getting the soft stuff, and if you ask me one of the things, you know, of lessons learned, as you know I joined the Digital integration about a year, a year and a half into it, is there is just a huge amount of attention of communications and communications, all the stuff you hear that are basics. I believe from the engineering side, the product side, the strategic side, the economic side this all works. I think it is attention to the soft stuff and the unbelievable focus on communication and an unbelievable focus on what I call cascading up and down, we have had -- and I will tell you that, for example, last night we had the management teams together not necessarily to go through 147 PowerPoint slides, but to actually start to understand ourselves as people. And so there are so real lessons learned here.

         It doesn't sound like brain surgery. The good news is invariably what we are coming out of these sessions with is the two companies really from a people side are very, very similar.

         And one of the other comparisons I make is both companies do understand what it is like to live in multi-product, multi-market environments, and I think this is particularly helpful, as opposed to one coming from sort of one end of the spectrum and, you know, it's not like it's a PC company that's used to economics at all cost, with an enterprise company that says customer support and long sales cycles. So both companies pretty much understand each other's business.

         But there are some differences in cultures. If we do it right, they will be synergistic and make both companies better. If we do it wrong, they'll tear each other apart. But I've got to tell you I'm pretty encouraged at this point from real interaction.

         If you're wondering why my voice is starting to fade so quickly is in that penchant of communications I think I've done nine hour-and-a-half sessions over the last couple of days, and so I'm actually losing my voice. Some people would say that's a good thing.

         HARRY FENNICK:  Thank you.

         (Operator direction.)

         MICHAEL CAPELLAS:  Hi, Eric.

         ERIC ROCCO (Gartner): Hi there. Thank you for your comments and for your team's time.

         A question is around the services element, and clearly there's been a lot of discussion around your support services, and we think that's actually going to be a huge organization that will be bigger than IBM. And I mention IBM in that I believe Carly Fiorina's comments on the day of the merger talked about how this can now be a challenge to IBM for the first time.

         My question to you is is that a reasonable expectation without doing a major acquisition, and then what are your feelings on a major acquisition, particularly in the consulting or the outsourcing space? Or do you really need to attack an IBM, who in many ways has a ten-year head start really from building organically and through acquisition over the years, for a different set of services, you know, above and beyond just support services? So I wanted to get your feeling of that relative to IBM and then really where you need to go in terms of services.

         MICHAEL CAPELLAS: Okay, I'm going to give some comments, and then I'm going to have Peter throw in.

         You are competing for the heart and mind of the enterprise customer, but nothing says that the challenge to IBM has to be in exactly the same manner as IBM does it. You know, one of the things we say, for example, we'll compete in that we don't necessarily believe we have to spend all the money to develop our own market processes. We don't believe that we want to spend a lot of money developing our own database or entirely the frame of middleware software, and the same thing in services.

         We will continue to partner with the people that do system integration and consulting, you know, Accenture is a great example where we're working with them today on really taking the next generation of Web-based applications through .NET and that's an example of what we're doing today.

         So we will continue not to believe that we have to own the entire stack. What we will do particularly well is we'll continue to be technical architects, we'll continue to provide customer services -- by the way, which I think is a great business. One of the things that I feel particularly strong about from the financial side is this new company will have a very steady stream of earnings flow that will isolate it from the ups and downs, and all anybody has got to do is watch the market for the last couple of months and realize the importance of that, particularly in a world where we go through financially where the markets are going to be so volatile.

         So back to your question, I do not see a major acquisition in the systems integration world. I see a partnership where there is a natural overlay between what the system integrators can bring from their knowledge of both applications and processes, and what the new HP can bring from the combination of technical architecture and technical support.

         The outsourcing world is quite a different story. Both in managed services and in outsourcing this is the market that we will drive aggressively into. This is a market where there is sustained growth in customer benefit to be had by simply taking and looking at our install bases in many cases, and so it is easier to migrate out from a large customer services organization with a huge install base, but frankly some pretty world class facilities, into being able to provide outsourcing, and that is a natural transition.

         We'll continue to play in key markets in professional services and consulting, but the migration of a 42,000 person, deeply embedded customer services into an outsourcing model is a far easier transition -- not easy, but a far easier transition and eminently doable, and so we'll continue to compete there, and then we'll partner.

         At this point, given what's in front of me, a large acquisition is not exactly the thing that's on top of my mind. In fact, I think from an integration point of view I probably have a deep enough challenge in front of me, so I don't think that's in the cards right now.

         Peter?

         PETER BLACKMORE:  Thank you, Michael.  Hello, everybody.

         To build on that, clearly IBM and others are key competitors there. Together, we have huge critical mass, 65,000 services people, obviously very strong in customer services, but very important much better critical mass in both system integration and outsourcing, which both of us have been growing well.

         If you compare us to the competition and your customer wanted an NT or .NET implementation, I think there's no comparison with anyone. We're best in class. We together have a much stronger Unix capability. For telecommunications we both have strong telecommunications vertical practices and we'll drive to even more growth in that area.

         Michael mentioned outsourcing. I would add to that computing on demand. You know, we launched that a little while ago, as did Hewlett-Packard -- they called it something else, but it's basically the same concept. I think both of us have seen a lot of growth there.

         And finally both of us find partnership very natural. They partner with PWC, Accenture. We partner with Ernst and Young, KPMG and Accenture. And we will extend the value to the customer by endorsing that partnership, and then to also follow on from what Michael said, we'll really drive outsourcing and managed services and computing on demand.

         Thank you.

         MICHAEL CAPELLAS:  Thanks.

         (Operator direction.)

         BRAD DAY (Giga Information Group):  Yeah, hi, Michael.

         MICHAEL CAPELLAS:  Hi, Brad.

         BRAD DAY: Hey, my question really comes down to the core assets that were purchased by Compaq when Digital was gained, the NSK part, Open VMS and Tru64 on the Alpha server segment. We here at Giga have probably got more IT client increase in probably the fastest amount of time based on the announcement that was made between you and Intel on the migration away from Alpha towards Itanium over time.

         So I guess the question would be what kind of contractual commitments are you making to your VMS, Alpha server, Tru64 Alpha server, NSK client base who, while it's not a large market share in any of those environments, as a combined market share, it's quite sizable and very visible enterprise accounts?

         MICHAEL CAPELLAS: Okay, we're going to break this into two pieces. Peter is going to help me with a part of it, and I'm going to take the NSK one, and don't pay any significance to why I chose NSK and Peter is taking the balance.

         On the NSK side, this is, you know, while it is a niche market for sure, it is a particularly strong position in the market. Our commitment to all those customers, the investment in those customers, the continued investment in the platform, very clear product roadmap really remains unchanged, so I think NSK is in a little different world. We think this is an absolute jewel. And I have probably spoken personally -- you know, I don't want to put numbers on it, but I've spoken to a very, very large percentage of these accounts, and Mike Winkler and Peter Blackmore have spoken to others of them, and quite frankly when you look at so many of the NSK accounts, it is often a Himalaya engine surrounded by HP UX application servings. Quite frankly, they either have had Compaq-HP with NSK and UX or they had IBM. And, so, so many of our accounts are joint accounts anyway, and this just gives us more critical mass, obviously, you know, a very strong financial position.

         So our NSK customers are in pretty good shape, and all they had to hear from us is without question, unequivocally, product roadmaps are either maintained or accelerated and in a lot of cases accelerated. And I think the support infrastructure, they often now have, you know, a singular call instead of a second call. I mean, you know, for example, the New York Stock Exchange just to give one, I mean, you've got a lot that works, but, you know, the support groups stand behind a line, and if there's ever a problem you cross the line and sort of now they have one shoulder to tap instead of two. But I think for the NSK it's a different issue.

         I'm going to pass it over to Peter to handle the balance of the products.

         PETER BLACKMORE:  Thank you, Michael.

         On the Open VMS, Alpha, Tru64, the Itanium announcement was very well received. We did discuss this with our customers under non-disclosure just prior to the announcement. I think they felt very pleased that they were taken into confidence in that way. We have said very clearly that Open VMS would migrate to the Itanium platform. We've also given protection for the Open VMS in terms of we will continue to upgrade that operating environment. We realize how mission critical it is. And similarly, on Tru64 that was also very, very clean on the Itanium announcement.

         Now, obviously as we've announced the merger with Hewlett-Packard, we've also been very careful to explain the future of the combined Unix environment, HP UX and Tru64. Our view is that we will combine the best of both worlds. The HP UX kernel together with adding in clustering and RAS technology with Tru64 will give us an enormously strong data center Unix.

         We've also said that we will have investment protection for the Tru64 and Alpha customers. That's been already launched and available.

         So I think we've got some discussions with the customers over the detail about that migration, and we're going to get into that. Obviously we're in the current environment where we still compete, but the roadmap definition on that, we've given the overall concept and we'll manage the customers and look after the investment and make sure they have a very, very clean migration to the new world.

         MICHAEL CAPELLAS: Yeah, one of the things we feel good about, you know, I talked about at the strategic level, both these companies have great commitment to customer protection, which is true. And we understand that you sell to enterprise customers and you protect their investment like hell.

         One of the things I'm particularly pleased about is we have done a huge amount of work of planning the product roadmaps. Now, obviously for legal purposes we cannot go public with anything, but those product roadmaps actually roll out one, three and five years and a real question I would have relevant to the balance of the industry is there is some real -- you know, as we look at anybody's ability to try to fund microprocessor development at the fundamental level and compete with Intel, and then to say where are you going to be in one and three, five years and then to have both the engineering and the financial capability to do that is a very interesting question. I mean, at least for our customers it is very clear that there is a transition period and there is a product roadmap, and this isn't a product roadmap that says, "Oh, gee, we're going to jerk you around next month." It is an orderly transition with both technical and investment protection.

         We are optimizing and we're doing porting of those and we're ensuring that there is optimization of it so the application actually runs at the end of the day. It's an interesting thing to convert technology, but if you don't have the application for performance tuning, gee you've got a new system that's slow. That one doesn't work. We are in co-development with them so that we have really an opportunity to have interchange.

         And so the point I'm making here, whether it's at the OS level or whether it's at the core system technology level, these roadmaps go out through time. They're orderly transitions. And from all the customers, these are published and my challenge would be to some of the rest of the industry is you have the roadmap in front of you. You can see the funding. You can see the engineering capability. There's an awful lot of unknowns out there, and one of the challenges is there are a couple other folks out there with roadmaps, which are very undefined, and one of the things I'm telling my customers is here it's very clearly laid out, and maybe not so much the case always for everybody else.

         BRAD DAY: So how has Oracle reacted to the issue of the migration of Tru64 to Itanium, given the amount of monies that have been spent and publicly discussed in the project situation?

         MICHAEL CAPELLAS: That is going very well. They are in joint development with those teams. We've met with them on a regular basis. They understand exactly where we're going. They understand exactly the changes we're making. And there is no inconsistency or lack of it here. We are headed down exactly the same place in the same manner. They are providing technical input. There will be joint labs and things are going pretty well. So there's no disconnection.

         BRAD DAY:  Thanks very much.

         PETER BLACKMORE:  Thank you.

         (Operator direction.)

         AMY WALL (Wall Associates):  Hi, Michael.  How are you?

         MICHAEL CAPELLAS:  I'm okay, and you, Amy?

         AMY WALL:  Fine, thank you.

         I'd like to ask you what I think of as a business model question, coming back to a remark that you made earlier about the fact that you thought about the division of revenue forces in the company as being essentially a third from the access products, a third from enterprise hardware and storage and a third from services and software.

         And when I think about that and then I think about the statements that have been made about being more like an IBM kind of company, I have a lot of trouble putting that together from a business model perspective. When you look at IBM's current annual report, IBM is getting approximately 65 percent of its revenue from services and software. That doesn't fit with the model that you're talking about, especially when you consider the relative profit margins of the different types of products.

         MICHAEL CAPELLAS: I accept that this is not an exact clone of IBM. I absolutely accept that. IBM has chosen to not participate in retail at the consumer market, except for the products that they offer on the Web. There is more balance to the model, but I don't have the desire to absolutely replicate it. I do believe the access business is an increasingly important business and access to the Web, particularly in the next generation.

         I don't necessarily want to compete and believe that I've got to be the absolutely volume leader in every category of PCs, particularly in the model of yesterday's desktop, but I do believe that there is a huge and successful market around access.

         Now, the easiest thing to do is to look at it right now and say, well, the PC business is all beat up. Well, yeah, I do know that, sure. But the access business is going to fundamentally be a critical part of how you deliver IT. It's going to be the next generation of wireless. It's going to be the next generation of video and audio streaming.

         And so the question is to remake that business with innovation around the next generation access devices, and I don't believe that exiting the access business is the way to be successful in this business. I think we have to remake the business. I think we have to do more things.

         And so while I'd argue that today certainly the profitability of IBM comes more from the high end, absolutely -- by the way, our profitability comes more from the high end today, too, but I do believe that given doldrums, downturns, we are probably rock bottom in the PC business. There is going to be some transformation of that business. We will lead the transformation of that business, but I believe being in access -- and, oh, by the way, extending that access into the world of consumer and commercial convergence is important.

         AMY WALL: I don't want to take that away from Compaq or HP at all, Michael. Both of you have been innovative, especially with small devices. But I'm more concerned about the fact that the difference in the service percentages are really quite startling in terms of the current picture, and both IBM and their competitors count on all of the large partners as partners. They're not HP's partners or Compaq's partners.

They're also everybody else's partners as well. The difference when you're doing it internally is that it's your revenue; it's not somebody else's revenue.

         MICHAEL CAPELLAS: Well, the revenue baseline is you're actually probably going to question, which is one of the things that actually, did, in fact, lead to the merger. The question may not be so much on the absolute percentages, but do, in fact, you have critical mass. The critical mass of the services company is going to be 65,000 people and $16 billion in revenue on day one, with the ability to have a presence in virtually every region and to be able to have global execution. It becomes the number three total services provider in the industry and very clearly number two by a mile in front of anybody else, who's also in the OEM business.

         So one of the questions you had is independently HP and Compaq, while they had big businesses, were not at the critical mass that can really drive this kind of coverage. And so this is again $16 billion. Certainly before -- and I'm not making any comments relative to disclosure of financial results, but we're certainly over the last couple of quarters both sides growing in double digits. And so it was on a growth trend at a pretty strong critical mass, and so the question is by putting two companies together you form even more critical mass.

         And it's not like there's a lot of overlap. It's not like we're in the same accounts doing the same thing.

         So we've got some work to do on the consulting side. One of the key questions here is will customers want to go to somebody who will provide system integration tied to technology, do it all on proprietary level, or will customers be willing to say, you know, I'm willing to take some partners as long as we have a lead, and can you, in fact, have a singular, a more consistent go-to-market model.

         Some customers will like that; some customers won't. We never said that we're going to capture 100 percent of the market. We said that we are creating a viable alternative business model, one we believe, which can be lower cost and have good capability, but -- but you've got to have critical mass to do that. And, you know, a $16 billion services business growing at 10 percent is critical mass.

         AMY WALL:  Fine.  Thank you very much.

         (Operator direction.)

         TOM CUCHARVY (Summit Strategies):  Hello, Michael.

         So many questions, so little time. Let me try to confine myself to follow-ups on just two issues. One will be very brief and one might require a little bit more explanation. But first of all you talked about the need to move more aggressively into outsourcing. How do you do this while maintaining or expanding the relationship with service providers, and particularly the telecommunications companies that you cited as being a key market, who are moving aggressively into this market?

         Secondly is the follow-up to the question on Tru64. You mentioned the roadmap and the migration to Itanium, but are you suggesting that the combined company will be able to justify two Unix operating systems or are they going to have to be merged, and what is likely to be the result?

         MICHAEL CAPELLAS: Okay, both of us continue to have strong relationships with not only some of the telecommunications companies, which are trying to move into being ASPs, but also have strong relationships with some of the ASPs.

         We will continue to drive the outsourcing of providing the people and the systems, while supporting the ASPs who have got the capabilities. As you know, the ASPs have got to absolutely remake their business model, and we are working together, hand in hand, with a number of them.

         If your question is will we move into some space that has been vacated by the compression of the ASP market, the answer is probably. Will we work together with some of the ASPs, where we provide the people and we provide the systems and they provide the management tools for customer facing and so the physical brick and mortar, yes. I think being able to provide this level of outsourcing with both people and systems makes a lot of sense for us, while using the capacity of brick and mortar out there.

         On a very practical level, there is a ton of brick and mortar out there. The last thing we're going to do is go build any more brick and mortar. At the practical level, most of the ASPs and the large telcos, which have created, they have created more capacity than they know what to do with, but they don't necessarily have the skills and people, and in most cases it's our hardware anyway. So I mean there is a natural evolution to come together in this business model. In some cases we'll compete, yes, but we live in a world of competition every day.

         So that market is going to go through -- and again I know that people have heard me say that, and I've had some interesting returns to it. There is no question that market goes through a huge period of consolidation. It has to. Without citing any particular companies, I think you know two of them that are already probably quite visible in the marketplace, two of the larger ASPs that have got to go through that. And quite frankly the telcos have got also some work to do, and I don't think you'd be hearing it here first to say some consolidation and compression of the telco business is inevitable, particularly the company that's got $65 billion of debt and it overbuilt capacity.

         So there is going to be some consolidation. We are going to learn how to play together. But we will provide the hardware and the services and don't feel compelled to have to build out physical brick and mortar.

         The second question you asked is you asked a very pointed question of will you continue to support two Unixes or will you converge the two products. The answer is we will converge the two products. We will take the RAS capabilities and absolutely the clustering, merge that together with some of the core kernel components and manageability of HP UX. You will have a clear roadmap of where we'll support the Tru64. Both of them will move to Itanium, and you will end up with a Unix product that has data center quality capabilities, particularly with ISVs, and the optimization of commercial applications with the clustering and RAS capabilities. The technical design of that architecture will also be done in connection with a couple of other large partners to be named. And those plans are being worked at the fairly granular technical level.

         From the customer's point of view, the benefit is they get all the benefit of 64-bit computing with Tru64 in the high-performance market. We'll continue to support that, and ultimately we'll go to a larger volume play, and we believe the ultimate end product is a very, very compelling capability in the data center with investment protection of the customers along the way.

         So as it was with Itanium, which says is we will migrate you with the capabilities of 64-bit computing until Itanium is ready, in which case it will be very hard to compete with the R&D and the scale of Itanium, the customer gets protected. Customers like that. With Tru64 this allows us to take all the capabilities they're used to for performance, and we'll continue to do some of the work relevant to the clustering, you know, like some of the clustering, we'll continue to do the work on the clustering, extend out that, in addition to the work we're doing with the CL clusters to really continue to drive it forward.

         I mean, part of this whole conversation started with a bunch of people who said, "If you could take your clustering capabilities and put it together with a large-scale Unix, you get an absolute win." You could have done that in two ways. You could have, one, taken the clustering and put it on top of Linux. Well, you can, but you've still got a huge problem on the manageability side and all the other tools surrounding it. The difficulty with that is you can get the kernel in context, particularly since they're both an OSF1 Kernel in the extension, but all the additional system management capabilities around performance monitoring, how do you actually do backup and recovery, what do you do for load balancing, silly things like we still run a whole lot of batch programs, what do you do for batch schedulers, and so this actually gives you the best of both worlds.

         So while I've given you sort of a little bit of fluff in there, the hard answer is we will take the best of both, converge that, and have a public roadmap with investment protection to the customers and an extension out through time, and this will end up with the best of both worlds.

         We do not believe that Linux will drive up to be a significant player in the data center for a long time, and we'll continue to do the interoperability with Windows because we think Windows is going to be a big player on the edge of the Web and at the application and Web Service environment. Okay?

         TOM CUCHARVY:  Great.  Thank you.

         (Operator direction.)

         NINA LITTON (Crossroads OSA): Hi. I have two questions, if you don't mind.

         MICHAEL CAPELLAS:  I never mind.

         NINA LITTON: I'll reel myself in to only two, but they're somewhat coming at the end a little convoluted with the follow-up. The last time we were briefed by Peter Blackmore in Boston he broke out the business model into access 30 percent -- this was in the two to three-year timeframe -- access 30 percent, enterprise 30 percent, services 30 and software 10. And I noticed today that services and software have been combined and reduced, A.

         B, there is also the ritual worshipping of Oracle and Microsoft as two very important partners to both HP and Compaq.

         My question is about the future intention for the software business, particularly in the core service provider segment, where Tandem, with its database technology, and HP, with its signaling SS7 software, which I know Tandem has some also; will the new entity continue to invest in strategic software or not?

         MICHAEL CAPELLAS: Okay. To be honest with you, if you look at the 30-30-10 and you say a third, a third, a third, I mean, you're almost at the rounding level.

         NINA LITTON:  Okay, so that's a spit, but --

         MICHAEL CAPELLAS: Yeah, agreed, so let's let that -- but your fundamental question is a good one, so let me spend my time on the fundamental question.

         The software business will continue, will be an independent business unit. You know, it will be a division. And we will continue to drive that from four frameworks. The first framework is we will continue to work with Open View as a framework for system manageability, plus an awful lot of the work in the lab, which is going to drive that to its next generation of agent technology, and that will be a foundation set.

         We'll continue to have vertical go-to-market applications, and those vertical applications will be in telecommunications, where we have both (P-MIP ?) and SS7. We'll continue to drive that into the vertical application space in financials, where we have all of the switching and all of the transfer stuff.

         And so we will continue to have vertical applications in those markets, where they provide the core system management and foundation. We will not get into the applications market. We are not an application development company. But we will do those products that will allow us to optimize our platforms for manageability in large vertical markets.

         You'll see us do the same thing in media and entertainment, where we'll develop some software that allows us to be able to take our storage capabilities and our high-performance computation into the next generation media.

         And so those are very clearly the areas of software are systems management extended to cross-platform, extended out with agent technologies, adding into components, which do more and more of the auxiliary things that work into the console management framework, the load balancing, the batch scheduling, the diagnostics, all that sort of stuff.

         The second piece to that will be we will continue to do the NonStop Kernel for that segment of the market. It is very difficult for somebody who wants to develop a commercial database to want to spend all the extra money to put in a commercial database that fits into your multiple scale to a simple application to a frame, but to put all the code that's required to do true, true fault tolerant in a commercial database doesn't make sense.

         So NSK is going to continue, and NSK is more than a database. I mean, the reason why NSK is truly nonstop is because it actually has got all the components on true fault tolerant and that's why it's difficult to put -- you know, we could put a commercial database into it, but then it wouldn't be fault tolerant.

         So this is competing in a particular niche, and so there will be no change there. It is the integration of the product. And now, by the way, we think that niche can grow to more markets, but it's never going to challenge commercial database technology.

         So I hope that answers your question.

         PETER BLACKMORE:  The Oracle and Microsoft one.

         NINA LITTON: Actually, no, that was like working up to the -- you answered the Oracle part, but the Microsoft part, does this mean that all application integration and all identity goes to Microsoft? Because I'm not sure that's a solution that large customers would really want to accept.

         MICHAEL CAPELLAS: No. No, no, no. No, I think what it says is that where Microsoft and .NET will continue to be strong is I believe that they will really make a major play in the extension of the interaction of the client device with the Web Services, which is the entry point into the application. So what .NET will continue to have great presence in is if you think about an end user hits a server, that server and the .NET toolset says, "I'm going to validate profiles, provide first-level security, allow you to hit a screen and a set of tools that allows you to have personalization, know what your favorite applications are, do all those services on the front end." I think Windows will continue to push its way up into more and more in the application serving space, but for large applications continue to be supported by a back-end database engine, which is going to be a Unix world or in some cases if it requires that level of sophistication with a Tandem world.

         So it's a question of them moving from the user interface into the Web Services into the application tiering, and then the question of the Unix environment continues to do very, very large-scale applications where you have to have higher throughput on the application side, but absolutely still continue to be the large end in the large databases, and ultimately if you need high parallelism and high-performance technical computing and do a little different world, and if you need true, true fault tolerant by the stock exchange, you're into a little different world.

         NINA LITTON: And the grail of integration that you mentioned, whose is that?

         MICHAEL CAPELLAS: The grail of integration is going to be a couple of very interesting developments. The first place is the message brokering will continue to move deeper into the database level. So you've going to have some of that message that's entering at the database level, which is one of the reasons why you have some interesting battles between Oracle and some of their other traditional partners. And so a lot of the messaging will be handled at the database layer, but there will be a series of system management tools that go across platforms.

         Now, the Holy Grail of is it XML, who runs the middleware, I would have to tell you that XML will exist for certain classes of applications, and the whole middleware strategy is one that still has got to come together. We do not envision ourselves writing the intergalactic middleware that allows message brokering to happen across all integration. We are more interested in being the leaders in the system management side that allows us to be able to do the management of the complex across multiple layers.

         On the application integration, I think you're going to end up with a set of multiple tools and to tell you that I have the answer to the Holy Grail right now would be way out ahead of myself.

         Okay? It's going to solve some problems. It's not going to solve all the world's problems today.

         I'll take one last question.

         (Operator direction.)

         ERIN GOLDBERG (Davis Market Experts):  Hey, Michael, how are you?

         MICHAEL CAPELLAS:  I'm in one piece, which is a good thing.

         ERIN GOLDBERG:  That's the truth.

         I want to take a little different tack with this question, which is drawing out a product strategy, talking about how you go forward, and as all my colleagues hang up, the issue really is not one of the thought process here, but the execution process. Neither you nor Carly quite frankly has been able to turn your companies around and create strong operational entities that are winning in the market in dramatic fashion. Technology acquisitions, other than by companies that seem to do them well regularly like Cisco or CA don't work.

         What is it you have up your sleeve from an execution and a process standpoint better than what you've had that makes you think you'll be successful in pulling this off?

         MICHAEL CAPELLAS: Well, I think what you've got is you've got a couple of things that bring some things in combination, and the first one is where I think Compaq has excelled, and I think the numbers show it, is that we have brought the ability to really do very, very strong hands-on execution, whether that's reduction of inventory or whatever now. And so I mean I think if you sort of let the -- all that can happen is you can let the numbers speak for themselves. And so you've had pretty dramatic operational improvement. Now, obviously that got caught up into the market, but remember a year ago we were into the heart of this. So there's a strong operational entity on the execution side that I believe that the Compaq side can come together.

         There is a great synergy around the product sets coming together into having compelling strategic product sets, which allows both of them to operate together. I think you have a stronger management team by bringing the two together, and the management team -- you know, and Carly and I and the management team is a creation of the management teams as they go across the company.

         I think you have, one, an absolute logical relationship about how the products give you critical mass. Two, I think you have a very good combination of engineering and operational execution that have come together. Three, I think you have a pretty strong management team. And four, I think you've got two very, very powerful companies. And what people forget is that these are companies made up of not one or two people, but very successful companies with an enormous amount of talent from a sales point of view, from a marketing point of view and from an engineering point of view.

         Is there risk?  Absolutely.

         ERIN GOLDBERG: Let me ask two specific questions then to that. One is that both companies have been typified by a significant amount of lower level staff and lower level management as taking a passive-aggressive nature and not agreeing with the strategic direction by the CEOs. And the second is how do you plan to handle the field because that was a complete and unmitigated disaster when Compaq acquired Digital?

         MICHAEL CAPELLAS: No, I think the fair comment is there are two or three different things that happened that are different. A couple reasons why the Digital integration was so difficult is because we did not outlay product roadmaps early and we let the products compete against each other in different spaces, and that in itself is the single biggest issue. We will launch on day one with a very clear indication of those product roadmaps, and having jumped into the Digital integration a year and a half into it, that was decision number one, and what that did to reduce contention is unbelievable.

         The second thing we did is we decided that we were going to actually change out all the account managers. We have been very public in our statement that says, you know, very clearly that you leave the field intact. This thing has not been built on a synergy that we're going to go out and lay off sales people. It's been built on the opposite is while there always is room for performance improvements though, you can't say nothing will ever be touched, but it is structurally keeping the sales force intact and increasing coverage. We do different things in the sales and this will broaden the coverage.

         So rule number one is leave the customer facing part intact.

         Rule number two is give the customer facing people a very clear roadmap and make those distinctions extremely early.

         Both those lessons, when we did both of those things relevant to -- albeit a year later than we should have, and it's not like I had the brilliance, I came in and said we're going to do that. I mean, we analyzed the problem and that's where it was, and so we had the opportunity with the management change to do that pretty quickly.

         So those are two very practical things that we have to do, but at the end of the day, at the end of the day where you'll see the execution is you can talk about execution, but execution comes down to delivering to put the numbers on the board. And so I'm going to try to convince you that we'll do all those things. I guess the silver lining in this whole thing is it has become pretty clear that we have a huge sense of urgency to do that, and the world will be watching and so we understand exactly what needs to be done. It's going to be about being quick.

         ERIN GOLDBERG:  Thanks very much.

         MICHAEL CAPELLAS:  Thank you.

         AJ DENNIS: I would like to thank all of the analysts who took the time to join us, and you will be hearing from Compaq AR with some of our plans for this fall. Thank you all Michael and team. This call is now completed.

         MICHAEL CAPELLAS:  Thanks, everyone.

         PETER BLACKMORE:  Bye.  Thank you.

         (Operator direction.)

END

On September 21, 2001, Compaq Computer Corporation posted the following slides on its internal intranet:


COMPAQ
Inspiration Technology


MICHAEL CAPELLAS

Chairman and CEO
Compaq Computer Corporation

COMPAQ

OUR VISION

[graphic]  Data mining & simulation
[graphic]  Infrastructure
           Enterprise data store
           Application integration

           OpenSAN

           Imaging & printing
[graphic]  Commercial applications
[graphic]  Content delivery
[graphic]  Access

COMPAQ

OUR VISION

[graphic]  Data mining & simulation
[graphic]  Infrastructure
           Enterprise data store
           Application integration

           EXTENDED WITH SERVICES AND SOLUTIONS

           OpenSAN

           Imaging & printing
[graphic]  Commercial applications
[graphic]  Content delivery
[graphic]  Access

COMPAQ

MARKET REALITY
INFORMATION TECHNOLOGY

o Overcapacity
  - Three years of hyper growth
  - Venture capital
o Increasing commoditization
o Brutal pricing
o Reduced investment in innovation
o Shifting demand

COMPAQ

THE INDUSTRY

o Consolidation is a natural evolution
  - Changes have accelerated
  - Current business models being challenged
o Low-end will commoditize rapidly
o Customer value created through:
  - Innovation
  - Integrated solutions
  - Service and support

COMPAQ

CUSTOMER NEEDS ARE CHANGING
o Value beyond core technology components
  - Services
  - Software
  - Solutions
o Reduced complexity
o Put all the pieces together
o Manage basic IT resources as a utility
  - Variable rather than fixed cost

COMPAQ

COMPAQ TODAY IS A LEADER IN:

o Distributed computing
  - Web and application servers
  - Windows and LINUX
o SANs and enterprise storage
o Fault tolerance and high performance computing
o IT services
  - Best in class support services
o Total PCs and Internet access
o Innovation

COMPAQ

WHAT'S MISSING

o Distributed computing
  - Web and application servers
  - Windows and LINUX
o SANs and enterprise storage
o Leadership in the data center
o Fault tolerance and high performance computing
o Leading set of open application integration tools
o IT services
  - Best in class support services
o Total PCs and Internet access
o Innovation

COMPAQ

MERGER FILLS THE GAPS

o HP is a leader in the UNIX market
  - Real strength in the data center
  - Combination narrows the gap with Sun
o HP's OpenView software suite
  - Industry leader for Internet-based network and systems management
  - Integration and interoperability

COMPAQ

STRATEGIC RATIONALE

Compaq

o Bolsters server position,
  particularly in datacenter UNIX
o Adds open application integration tools
o Reduces access in overall mix
o Scale in services
o Enterprise brand

HP

o Bolsters server position, particularly in industry standard servers
o Scale and improved model in access
o Scale in services
o Enhances low-cost, low-end expertise in imaging and printing
o Deepens management

COMPAQ

COMPAQ/HP MERGER
CONSOLIDATING THE ENTERPRISE

o Drive new cost and value model for the enterprise
  - Itanium with UNIX, Windows 2000 and Linux
o Extend solutions value with services, software
  - Vertical solutions
  - Managed services
  - Systems management (the "complex")
o Exploit rich IP portfolio and leadership products
o Accelerate next generation access devices

COMPAQ

MOST IMPORTANT TECHNOLOGIES

o Wireless and mobile computing
o Distributed content delivery
o Digital imaging
o High scale application integration
o Storage area networks
o Clustering and parallel computing

SUPPORTED BY A NEW FORM OF DELIVERY:
     THE IT UTILITY CONCEPT

COMPAQ

COMPAQ + HP = SUPERIOR CUSTOMER VALUE

o Deep understanding of customer complexity
o Engineering excellence and innovation
o Best products across key growth markets
o Leader in open systems and architecture
o Enhanced global services delivery
o Broad customer coverage and support

THE PREMIER IT SOLUTIONS PROVIDER

COMPAQ

OUR VISION

[graphic]  Data mining & simulation
[graphic]  Infrastructure
           Enterprise data store
           Application integration

           OpenSAN

           Imaging & printing
[graphic]  Commercial applications
[graphic]  Content delivery
[graphic]  Access

COMPAQ

FORWARD LOOKING STATEMENT
This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Compaq's and HP's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 18, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.